
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 14, 2023

Tara Y. Harrison
Executive Vice President & Chief Financial Officer
Virginia National Bankshares Corporation
404 People Place
Charlottesville, VA 22911

        Re: Virginia National Bankshares Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2022
              Response dated December 1, 2023
              File No. 001-40305

Dear Tara Y. Harrison:

        We have reviewed your December 1, 2023 response to our comment letter and have the following comment.

        Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Presentations, page 33

1.   We note your response to comment one. In regards to your non-GAAP measure for "ACL + fair value mark to total loans," your adjustment adding the purchase accounting fair value marks represents an individually tailored recognition and measurement method, which could result in a financial measure that violates Rule 100(b) of Regulation G. Therefore, please remove this non-GAAP financial measure from your future filings.

        Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance